

March 15, 2011

<u>Via U.S. mail and facsimile</u>

Thomas D. DeByle
Vice President and Chief Financial Officer
Standex International Corporation
11 Keewaydin Drive
Salem, NH 03079

Re: Standex Corporation
Form 10-K for the fiscal year ended June 30, 2010
Forms 10-Q for the periods ended September 30, 2010 and
December 31, 2010
File No. 1-7233

Dear Mr. DeByle:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief